

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

October 8, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


03037139

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

October 8, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Settlement Reached with Tokyo Metropolitan Government Regarding Large Bank Tax Lawsuits

We hereby give notice that UFJ Bank Limited and UFJ Trust Bank Limited, wholly owned subsidiaries of UFJ Holdings, Inc., today at the Supreme Court made settlement-at-court ("soshoujou-no-wakai") with the Tokyo Metropolitan Government and the Tokyo Governor and withdrawn their complaints regarding the Tokyo Metropolitan Government's tax on large banks.

As a result of this, approximately Yen 25.6 billion (Yen 21.4 billion to UFJ Bank and yen 4.2 billion to UFJ Trust Bank) was refunded from the Tokyo Metropolitan Government, as we have announced on October 2, 2003.